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                                                                          (a)(1)

                                OnDisplay, Inc.

To the Stockholders of OnDisplay, Inc.:

   On May 21, 2000, Vignette Corporation entered into an Agreement and Plan of Merger with OnDisplay for Vignette to acquire all of the outstanding shares of OnDisplay common stock. After careful consideration, the members of the OnDisplay board of directors, other than John Mandile who was excused from participating, unanimously approved the merger agreement, determined that the offer is fair to, and in the best interests of, OnDisplay stockholders and recommend that OnDisplay stockholders accept the offer and tender their shares pursuant to the offer. Mr. Mandile was excused from participating in the meeting because of his pre-existing connections with Vignette.

   In the offer, Vignette will exchange 1.58 shares of Vignette common stock for each outstanding share of common stock of OnDisplay that is validly tendered and not properly withdrawn. On May 19, 2000, the last full trading day before the public announcement of the proposed merger, the last sale price per Vignette common share on the Nasdaq National Market was $43.81 and the last sale price per OnDisplay common share on the Nasdaq National Market was $52.25. The exchange ratio for the offer represented a premium of over 30.0% on May 19, 2000.

   On May 31, 2000, the last sale price per Vignette common share was $27.56 and the last sale price per OnDisplay common share was $46.00. You should obtain current market quotations for Vignette and OnDisplay common shares before making any decision on the merger.

   The enclosed prospectus provides detailed information concerning Vignette, OnDisplay, the offer and the merger. Please give all of the information contained in the prospectus your careful attention. At the beginning of the prospectus is a section entitled "Questions and Answers About the Proposed Combination" which should answer many of your questions. You should carefully consider the discussion in the section entitled "Risk Factors."

   The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 29, 2000, unless extended. If you want to participate in the offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the prospectus and you may call the Information Agent, MacKenzie Partners, Inc., at (212) 929-5500 or toll free at (800) 322-2885 if you have any questions.

   We believe that the offer and merger represent a compelling opportunity to enhance value for OnDisplay stockholders. We believe the offer and merger will allow the combined companies to meet customer demand for a broad product platform, increase their market presence and penetration and increase their selling opportunity.

   We appreciate your consideration of this matter.

         /s/ Mark Pine
         Chairman and Chief Executive Officer
         OnDisplay, Inc.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to the offer or passed upon the adequacy or accuracy of the enclosed prospectus. Any representation to the contrary is a criminal offense.

 The enclosed preliminary prospectus is subject to completion, is dated June 2,
                           2000, and was first mailed
              to OnDisplay stockholders on or about June 2, 2000.